CollPlant Holdings Ltd.

4 Oppenheimer, Weizmann Science Park

Rehovot 7670104, Israel

April 18, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CollPlant Holdings Ltd.
Registration Statement on Form F-3 File No. 333- 228054

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CollPlant Holdings Ltd. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-3 (File No. 333-228054) of the Company (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 p.m., Eastern Time, on April 19, 2019 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (917) 297-4545. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

COLLPLANT HOLDINGS LTD.

By:	/s/ Eran Rotem
	Name:	Eran Rotem
	Title:	Deputy CEO and Chief Financial Officer

cc: Gary Emmanuel (McDermott Will & Emery LLP)